Exhibit 12.1

THE GSI GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(Dollars in Thousands)

	Year ended December 31,
	2000 Restated		2001 Restated		2002 Restated		2003 Restated		2004 Restated		Nine months ended September 30, 2005(1)
Income (loss) from continuing Operations before tax	$1,823		$(2,504)		$(10,574)		$(5,338)		$4,558		8,883

Add fixed charges:
Interest expense on borrowings and Amortization of deferred financing costs	14,997		14,397		13,011		13,215		14,104		10,918
Interest portion of rent expense	707		656		386		326		278		177
Fixed charges	15,704		15,053		13,396		13,541		14,382		11,095

Adjusted earnings	17,527		12,549		2,822		8,203		18,940		19,978

Ratio of earnings to fixed Charges	1.12	x	0.83	x	0.21	x	0.61	x	1.32	x	1.80	x

(1)	Predecessor and successor combined.